Via Edgar and Federal Express
October 29, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telephone conversation related to Alexza Pharmaceuticals, Inc.’s Form 10-K for the fiscal year ended December 31, 2009 filed on March 9, 2010 and Form 10-Q for the quarter ended June 30,
2010 filed on July 26, 2010 and as amended on July 28, 2010.
File no. 0-51820
Dear Mr. Rosenberg:
Alexza Pharmaceuticals, Inc. (“Alexza” or the “Company”) is pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2010. This response is further to the Company’s letter dated September 1, 2010 (the “Initial Response”) in response to the Staff’s letter of August 11, 2010. The Company has set forth in bold the comment as submitted to it during a telephone conversation with SEC staff member Sasha Parikh on October 15, 2010.
The Company understands that the Staff will be reviewing the Company’s response and may have additional comments. Alexza welcomes any questions the Staff may have concerning the Company’s responses and thanks the Staff for its attention to the Company’s filing. Please feel free to call the undersigned at the telephone numbers listed at the end of this letter.
The Company has prepared this submission to respond to the Staff’s comment posed on the above referenced call, which were:
1: We acknowledge your response to comment 2; please confirm that you will provide additional disclosure similar to that provided in your response to us in future filings in regards to significant assumptions used in your discounted cash flow model.
Response: The Company confirms to the Staff that it made the following changes to the current footnote disclosure to include the additional language set forth below in the Quarterly Report on Form 10-Q for the period ended September 30, 2010 (additions to the note are underlined and deletions are indicated by a strikethrough):
Contingent Consideration Liability

In connection with the exercise of the Company’s option to purchase all of the outstanding equity of Allegro, the Company is obligated to make contingent cash payments to the former Allegro stockholders related to certain payments received by the Company from future partnering agreements pertaining to AZ-004/104 (Staccato loxapine) or AZ-002 (Staccato alprazolam) (see Note 12). The Company estimated the fair value of this contingent consideration liability using a probability-weighted discounted cash flow model. The Company derived multiple cash flow scenarios for each of the product candidates and applied a probability to each of the scenarios. These probability and risk adjusted weighted average cash flows were then discounted utilizing the Company’s estimated weighted average cost of capital (“WACC”). The Company’s WACC considered the Company’s cash position, competition, risk of substitute products, and risk associated with the financing of the development projects. The Company determined the discount rate to be 18% and applied this rate to the probability adjusted cash flow scenarios. ~~These cash flows were then discounted at an 18% rate.~~

This fair value measurement is based on significant inputs not observed in the market and thus represents a Level 3 measurement. Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and reflect the Company’s assumptions in measuring fair value.

The Company records any changes in the fair value of the contingent consideration liability in earnings in the period of the change. Certain events including, but not limited to, clinical trial results, U.S. Food and Drug Administration (“FDA”) approval or nonapproval of the Company’s submissions, the timing and terms of any strategic partnership agreement, and the commercial success of AZ-004, AZ-104 or AZ-002 could have a material impact on the fair value of the contingent consideration liability, and as a result, the Company’s results of operations and financial position.

During the three months ended September 30, 2010, the Company reduced the fair value of the contingent consideration liability to reflect the reduction in the probability-weighted estimated cash flows from AZ-004 and the timing of receipt of such cash flows, due to the Complete Response Letter (“CRL”) received from the FDA on October 11, 2010 regarding the Company’s New Drug Application (“NDA”) for its AZ-004 product candidate and the termination of the Company’s agreement with Biovail Laboratories International SRL (See Note 12). A CRL is issued by the FDA’s Center for Drug Evaluation and Research indicating that the NDA review cycle is complete and the application is not ready for approval in its present form. The Company is currently evaluating the FDA’s comments in the CRL and anticipates meeting with the FDA before the end of 2010 to discuss the CRL.
2: In your response to bullet 1 of comment 6 you indicate that the license to commercialize AZ-004 does not have standalone value to Biovail without access to the product to sell and that you are the sole supplier of that product. Please help us understand your assertion that standalone value does not exist for the license and the supply agreement. In this regard please clarify for us whether any other party including contract manufacturers could manufacture AZ-004. Explain whether you utilize any proprietary technology in the manufacturing process precluding other manufacturers from making AZ-004. To the extent you do not utilize any proprietary technology please help us understand your assertion that there is no way to establish the fair value of the supply component when ASC 605-25-30-9 permits the use of third party evidence in assessing fair value.
Response: As noted above, Biovail notified the Company of Biovail’s intention to terminate the license agreement. The supply agreement will terminate upon termination of the license agreement. The terminations are effective 90 days from such notice, or January 16, 2011. The Company contends that the license and supply agreements with Biovail do not have standalone value. The license has no value without the rights to purchase AZ-004. The Company utilizes proprietary manufacturing know-how in the manufacturing of AZ-004 and owns all manufacturing rights to AZ-004, precluding any party from manufacturing and selling AZ-004. There are no third party suppliers nor did Biovail have the rights to manufacture the product, precluding them the right to earn a profit or revenue from the license agreement without the supply agreement. In addition, Biovail’s rights to purchase AZ-004 from the Company provide nominal value to Biovail without the right to sell AZ-004 and similarly earn a profit.
The Company has only entered into one other license agreement, for a different compound, which was at a different stage of development, and with significantly different financial terms. Furthermore, given the unique nature of AZ-004, there are no comparable device/drug combination product license agreements which to provide a reasonable comparable value for the purpose of obtaining a fair value estimate of the AZ-004 license agreement. Since no third party currently manufactures and sells AZ-004, nor does any third party have the rights to do so, there is no third party evidence to establish fair value of the supply agreement.
Given these factors the Company asserts that standalone value does not exist for the license and supply agreement. Furthermore, there is no third party evidence to establish fair value of the supply agreement and thus, it is appropriate to account for the license and supply agreement as a single unit of accounting.

The Company has not early adopted Accounting Standards Update No. 2009-13 Revenue Recognition (Topuic 605): Multiple Deliverable Revenue Arrangements.
The Company notes that in October 2010 Biovail notified the Company of Biovail’s intention to terminate the license agreement. The supply agreement will terminate upon termination of the license agreement. The terminations are effective 90 days from such notice, or January 16, 2011. Upon such termination, the Company will reacquire the U.S. and Canadian rights to AZ-004 licensed to Biovail. As a result, the Company will include the following disclosure in future filings:
In October 2010, Biovail notified the Company of its intention to terminate the Collaboration. The termination is effective 90 days from such notice, or January 16, 2011. Upon such termination, the Company will reacquire the U.S. and Canadian rights to its AZ-004 product candidate licensed to Biovail pursuant to the Collaboration. Neither the Company nor Biovail incurred any early termination penalties in connection with the termination of the Collaboration. Upon termination of the Collaboration, all rights to AZ-004 revert back to the Company. The Company’s obligations under the Collaboration were fulfilled upon notification of the termination of the Collaboration and the Company will recognize the deferred revenue of $40 million during the three months ended December 31, 2010.
In connection with our response to the Staff’s comments, Alexza acknowledges the following:
•	Alexza is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	Alexza may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding our comments or require any additional information please contact Mark Oki at (650) 944-7666 or me at (650) 944-7788.

Very truly yours,

/s/ August J. Moretti August J. Moretti
Senior Vice President and
Chief Financial Officer

cc:	Sasha Parikh, Securities and Exchange Commission
Mark Brunhofer, Securities and Exchange Commission
Jennifer Riegel, Securities and Exchange Commission
Thomas King, Chief Executive Officer
Brent Fassett, Cooley LLP
Surita Jolly, Ernst & Young LLP